                                                                       EXHIBIT 2
ALLMERICA FINANCIAL CORPORATION,
ALLMERICA PROPERTY & CASUALTY COMPANIES, INC.
ANNOUNCE DEFINITIVE MERGER AGREEMENT

Worcester, Mass., February 19, 1997 -- Allmerica Financial Corporation (NYSE:AFC) and Allmerica Property & Casualty Companies, Inc. (NYSE:APY) announced the signing of a definitive merger agreement in which Allmerica Financial will acquire the 40.5% of Allmerica P&C, or 24.2 million shares, that it is does not already own, for approximately $800 million, or $33.00 per share.

"Allmerica P&C is vital to our success, and remains central to our core strategy of offering clients a range of financial security and insurance protection products," said John F. O'Brien, chief executive officer at Allmerica Financial Corporation. "This combination allows Allmerica Financial to allocate capital more flexibly among operations, and will enable us to further focus attention on enhancing long-term shareholder value."

Under the terms of the transaction, shareholders of Allmerica P&C will have the right to receive $17.60 in cash and 0.40 shares of Allmerica Financial common stock in exchange for each share of Allmerica P&C. However, if Allmerica Financial's 10-day average closing stock price prior to the consummation of the merger falls below $36.00 per share or increases above $41.00 per share, the cash component of the merger consideration will be adjusted so that the value received by Allmerica P&C shareholders in the exchange is no less than $32.00 per share and no greater than $34.00 per share. Additionally, in lieu of receiving the specified combination of cash and stock, shareholders of Allmerica P&C may elect to receive consideration either entirely in the form of cash or entirely in common shares of Allmerica Financial. However, these elections will be limited by aggregate amounts of Allmerica Financial common stock and cash issuable in the merger. An aggregate of approximately 9.67 million shares of Allmerica Financial common stock will be issued to Allmerica P&C shareholders in the merger transaction.

Consummation of the merger is subject to customary terms and conditions, including review by insurance regulators and the Securities and Exchange Commission, and is expected to be completed by the third quarter of 1997.

Allmerica Financial Corporation, headquartered in Worcester, Mass., is the holding company for a diversified group of insurance and financial services companies with total assets of $19 billion. Allmerica Financial markets insurance and retirement savings products, as well as group benefit programs, to individual and institutional clients. Through Allmerica P&C, Allmerica Financial offers property and casualty insurance products nationally through an independent agent network.


Allmerica P&C is among the top 30 property and casualty insurers in the United States, based on net written premium. Allmerica P&C is regionally-focused in the Northeast and Michigan, and operates through two primary subsidiaries, The Hanover Insurance Company and Citizens Corporation (NYSE: CZC).


CONTACTS
Investors                                      Media
---------                                      -----
Jean Peters                                    Michael F. Buckley
Vice President, Investor Relations             Director, Public Information
(508) 855-3599                                 (508) 855-3099